UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2025 Results

Financial Results and Business Overview
ICL Group Ltd

December 31, 2025

ICL Group Ltd

ICL Reports Fourth Quarter and Full Year 2025 Results

Annual sales increase 5% to $7,153 million, with adjusted EBITDA of $1,488 million and earnings per share of $0.36
Company advances strategic principles, with acquisition of Bartek Ingredients and review of non-core assets

Tel Aviv, Israel and St. Louis, February 18, 2026 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the fourth quarter and full year ended December 31, 2025. For the fourth quarter, consolidated sales of $1,701 million were up 6% versus $1,601 million in the fourth quarter of 2024. Operating income was ($16) million versus $147 million, while adjusted operating income of $223 million was up 17% versus $190 million in 2024. Adjusted EBITDA of $380 million was up 10% versus $347 million in the fourth quarter of 2024. Diluted earnings per share were ($0.06) in the fourth quarter, versus $0.06 in the prior year, while adjusted diluted EPS of $0.09 was up 13% versus $0.08.

In the fourth quarter, ICL incurred adjustments totaling $239 million, and the company views these charges as unusual. The adjustments include approximately $122 million for activities related to the execution of ICL’s new strategy. These efforts are essential in moving ICL forward and designed to help fund the company’s profitable growth engines – specialty crop nutrition and specialty food solutions.  These advancements will help the company redirect its resources toward better-aligned opportunities and include the discontinuation of ICL’s LFP battery materials projects in St. Louis and in Spain, efficiency improvements at some of our R&D facilities in Israel, and an impairment of assets in the UK. These adjustments also include an $80 million provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area.

For the full year, consolidated sales were $7,153 million and up 5% versus $6,841 million in 2024. Operating income was $580 million versus $775 million in 2024, while adjusted operating income was $873 million in both 2025 and 2024. Annual adjusted EBITDA of $1,488 million was up slightly versus $1,469 million in 2024. Diluted earnings per share for 2025 were $0.18 versus $0.32 in 2024, while adjusted diluted EPS was $0.36 versus $0.38. Operating cash flow was $1,056 million in 2025. In 2025, the Company distributed approximately $224 million in dividends to its shareholders.

“ICL delivered a solid finish to 2025, with fourth quarter sales increasing 6% to $1.7 billion and adjusted EBITDA improving 10% to $380 million. All four of our segments delivered sales growth, with sales for our Industrial Products, Phosphate Solutions and Growing Solutions segments up 4% in the fourth quarter, and we remain committed to growing our leadership position in these segments,” said Elad Aharonson, president and CEO of ICL. “Throughout 2025, we benefitted from our distinctive global presence and relied on our regionally diversified operations to expand our specialties solutions offerings to our global customers using local production. This focus helped us to deliver a 5% increase in sales in 2025.

“This momentum is expected to carry us into 2026, and we are looking forward to executing against our new strategic principles in the coming years. For this year, we expect our two growth engines – specialty crop nutrition, which is part of Growing Solutions, and specialty food solutions, part of our Phosphate Solutions – to help drive improvement, and this will be via M&A, like our recent acquisition of Bartek Ingredients, and as we expand geographically. At the same time, we will stay focused on our core mission of driving profitable growth in all of our specialty businesses, while strengthening our leadership across all business segments.
1 ICL Group Limited Q4 2025 Results

“This focus has resulted in a review of our capital allocation priorities and an evaluation of non-synergistic and low-potential activities, including the discontinuation of our downstream expansion into cathode active materials for LFP batteries and a sales review of our Boulby operations in the UK, where we are exploring divestment opportunities. We expect to share updates on our strategic efforts throughout 2026 and look forward to strengthening and growing ICL for the long-term.”

For 2026, the Company expects consolidated adjusted EBITDA to be between $1.4 billion to $1.6 billion. For Potash sales volumes, the company expects between 4.5 million and 4.7 million metric tons in 2026. (1a)

The international earnings call will begin today at 8:30 a.m. New York time (1:30 p.m. London and 3:30 p.m. Tel Aviv). The dial-in number for financial analysts in North America is (800) 549-8228, or (289) 819-1520 for international analysts, and the conference ID is 71097. Employees, the media and the public are invited to listen to the call using the webcast link found at ICL Group Investors Relations - Reports News & Events.

2 ICL Group Limited Q4 2025 Results

Financial Figures and non-GAAP Financial Measures

	10-12/2025		10-12/2024		1-12/2025		1-12/2024
	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,701	-	1,601	-	7,153	-	6,841	-
Gross profit	468	28	535	33	2,186	31	2,256	33
Operating income (loss)	(16)	(1)	147	9	580	8	775	11
Adjusted operating income (1)	223	13	190	12	873	12	873	13
Net income (loss) attributable to the Company's shareholders	(73)	(4)	70	4	226	3	407	6
Adjusted net income attributable to the Company’s shareholders (1)	121	7	104	6	465	7	484	7
Diluted earnings per share (in dollars)	(0.06)	-	0.06	-	0.18	-	0.32	-
Diluted adjusted earnings per share (in dollars) (2)	0.09	-	0.08	-	0.36	-	0.38	-
Adjusted EBITDA (2)	380	22	347	22	1,488	21	1,469	21
Cash flows from operating activities (3)	314	-	452	-	1,056	-	1,468	-
Purchases of property, plant and equipment and intangible assets (3)	252	-	267	-	824	-	713	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the appendix below.

3 ICL Group Limited Q4 2025 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Segment Sales	296	280	1,254	1,239
Sales to external customers	294	275	1,238	1,220
Sales to internal customers	2	5	16	19
Segment Operating Income	52	55	220	224
Depreciation and amortization	16	15	60	57
Segment EBITDA	68	70	280	281
Capital expenditures	28	38	81	94

Significant highlights for the fourth quarter

•
Flame retardants: Sales of bromine-based products remained flat year-over-year, as higher prices were offset by lower volumes due to continued weak demand. Sales of phosphorus-based products were also flat year-over-year, driven mainly by lower volumes in Europe, offset by higher volumes and prices in the US following duties on imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China.

•	Elemental bromine: Sales increased year-over-year, as higher prices offset lower volumes.

•	Clear brine fluids: Sales increased year-over-year, driven by higher demand in South America and Europe.

•
Specialty minerals: Sales increased year-over-year, driven by higher demand for magnesium chloride for deicing in the US following an early snowfall, which resulted in strong pre-season sales. This was partially offset by lower sales in certain industrial applications.

4 ICL Group Limited Q4 2025 Results

Results analysis for the period October – December 2025

	Sales	Expenses	Operating income
	$ millions
Q4 2024 figures	280	(225)	55
Quantity	(13)	10	(3)
Price	24	-	24
Exchange rates	5	(13)	(8)
Raw materials	-	1	1
Energy	-	(1)	(1)
Transportation	-	4	4
Operating and other expenses	-	(20)	(20)
Q4 2025 figures	296	(244)	52

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of bromine-based flame retardants and phosphorus-based industrial solutions, partially offset by higher sales volumes of clear brine fluids.

-
Price – The positive impact on operating income was primarily due to higher selling prices of bromine-based industrial solutions, bromine-based flame retardants, specialty minerals, and phosphorus- based flame retardants.

-
Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs due to the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which outweighed the positive impact on sales from the euro's appreciation.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher operational costs.

5 ICL Group Limited Q4 2025 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Segment Sales	473	422	1,714	1,656
Potash sales to external customers	370	315	1,308	1,237
Potash sales to internal customers	27	30	89	95
Other and eliminations (1)	76	77	317	324
Gross Profit	163	61	622	650
Segment Operating Income	86	69	298	250
Depreciation and amortization	64	61	254	242
Segment EBITDA	150	130	552	492
Capital expenditures	124	116	367	332
Potash price - CIF ($ per tonne)	348	285	316	299

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Significant highlights for the fourth quarter

•	ICL's potash price (CIF) per tonne was $348 in the fourth quarter, reflecting a 22% increase year-over-year.

•
The Grain Price Index declined by 4.4% in the fourth quarter. While corn, wheat, and soy increased quarter-over-quarter by 2.6%, 0.1%, and 5.1%, respectively, rice declined by 15.7% due to expectations of global oversupply. On a year-over-year basis, the Index declined by 13.9%, as corn and soy increased by 0.6% and 8.6%, respectively, while wheat and rice decreased by 10.7% and 31.1%, respectively.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in January 2026, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 26.7% for the 2025/26 agriculture year, compared to 26.9% for the 2024/25 agriculture year, and 28.3% for the 2023/24 agriculture year.

•
In December 2025, under ICL's 2025–2027 Chinese framework agreements, the Company signed contracts with its Chinese customers to supply 750,000 tonnes of potash, with a mutual option for an additional 330,000 tonnes, to be supplied during 2026 at a price of $348 per tonne. This rate was in line with recent industry contract settlements.

•	Metal Magnesium: Sales decreased year-over-year due to lower sales volumes.

6 ICL Group Limited Q4 2025 Results

Additional segment information

Global potash market - average prices and imports:

Average prices		10-12/2025	10-12/2024	VS Q4 2024	7-9/2025	VS Q3 2025
Granular potash – Brazil	CFR spot ($ per tonne)	355	288	23.3%	360	(1.4)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	365	338	8.0%	365	0.0%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	373	292	27.7%	370	0.8%
Potash imports
To Brazil	million tonnes	2.5	2.9	(13.8)%	4.0	(37.5)%
To China	million tonnes	4.0	3.4	17.6%	2.4	66.7%
To India	million tonnes	1.0	1.2	(16.7)%	0.9	11.1%

Sources: CRU (Fertilizer Week Historical Price: December 2025), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	10-12/2025	10-12/2024	1-12/2025	1-12/2024
Production	1,222	1,178	4,377	4,502
Total sales (including internal sales)	1,200	1,259	4,320	4,556
Closing inventory	286	229	286	229

Fourth quarter 2025

-	Production – Production was 44 thousand tonnes higher year-over-year, mainly due to a planned production shutdown at our Spanish plant in Q4 2024 that reduced production in that period.

-
Sales - The quantity of potash sold decreased by 59 thousand tonnes year-over-year due to adverse weather conditions toward year-end that disrupted loading operations at Ashdod Port and led to lower sales volumes mainly in the US and Europe.

Full year 2025

-	Production – Production was 125 thousand tonnes lower year-over-year, mainly due to operational challenges.

-
Sales – The quantity of potash sold was 236 thousand tonnes lower year-over-year, mainly due to lower production in the first half of the year and adverse weather conditions toward year-end that disrupted loading operations at Ashdod Port, leading to reduced sales volumes primarily in the US and South America.

7 ICL Group Limited Q4 2025 Results

Results analysis for the period October – December 2025

	Sales	Expenses	Operating income
	$ millions
Q4 2024 figures	422	(353)	69
Quantity	(11)	1	(10)
Price	55	-	55
Exchange rates	7	(13)	(6)
Raw materials	-	2	2
Energy	-	(6)	(6)
Transportation	-	(1)	(1)
Operating and other expenses	-	(17)	(17)
Q4 2025 figures	473	(387)	86

-
Quantity – The negative impact on operating income was primarily due to lower potash sales volumes in the US and Europe, as well as decreased sales volumes of magnesium. This was partially offset by higher potash sales volumes in China, India and Brazil.

-	Price – The positive impact on operating income was primarily driven by a $63 year-over-year increase in the potash price (CIF) per tonne.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, which outweighed their positive impact on sales.

-	Energy – The negative impact on operating income was primarily driven by higher water fees and electricity prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as higher royalty payments.

8 ICL Group Limited Q4 2025 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	10-12/2025 (1)	10-12/2024	1-12/2025 (2)	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Segment Sales	518	507	2,333	2,215
Sales to external customers	471	475	2,156	2,049
Sales to internal customers	47	32	177	166
Segment Operating Income	76	81	342	358
Depreciation and amortization	45	51	186	191
Segment EBITDA	121	132	528	549
Capital expenditures	94	147	336	340

(1)
For Q4 2025, Phosphate Specialties accounted for $324 million of segment sales, $41 million of operating income, $12 million of D&A and $53 million of EBITDA, while Phosphate Commodities accounted for $194 million of segment sales, $35 million of operating income, $33 million of D&A and represented $68 million of EBITDA.

(2)
For 2025, Phosphate Specialties accounted for $1,332 million of segment sales, $157 million of operating income, $49 million of D&A and $206 million of EBITDA, while Phosphate Commodities accounted for $1,001 million of segment sales, $185 million of operating income, $137 million of D&A and $322 million of EBITDA.

Significant highlights for the fourth quarter

•	Commodity phosphate prices declined in Q4 2025, driven by seasonal slowdowns, high input costs, and mounting affordability concerns that triggered significant regional market shifts.

-
In China, the phosphate export window closed in October 2025. Weak demand and poor sentiment pushed DAP FOB prices down $88/mt from September to December, while a severe sulphur shortage raised production costs, lifting domestic DAP prices by ~$32/mt (RMB225/mt) and leading to tighter, longer export restrictions for 2026.

-
In the US, DAP FOB NOLA fell $209/mt from an August 2025 peak of $887/mt, mainly in Q4, driven by weak demand, affordability concerns, and sector uncertainty. Through September, DAP and MAP imports were down 41% year-over-year and 31% below the five-year average, with market dynamics further shaped by a Senate investigation and the removal of most fertilizer tariffs in November.

-
In Brazil, Q4 phosphate prices softened, with MAP CFR falling from $760/mt in July to $630/mt by December 2025, as high prices and weak affordability weighed on consumption. Through November, DAP and MAP imports were well below the five-year average, partially offset by rising TSP and SSP imports as buyers sought cheaper alternatives.

•	Indian phosphoric acid prices, negotiated quarterly, rose $32/mt to $1,290/mt P₂O₅ in Q4 2025. Q1 2026 prices are still under negotiation.

•
Sulphur FOB Middle East ended the fourth quarter at $515/mt, up $188/mt quarter-over-quarter. This increase was driven by strong demand from the metals sector in Southeast Asia and the phosphate sector in China, and by tight availability, particularly from Russia and other countries in the former Soviet Union.

9 ICL Group Limited Q4 2025 Results

•
The broader functional food ingredients market—valued at approximately $35 billion—is demonstrating strong growth, with a CAGR of 5% to 6%, fueled by global mega trends such as food security, health & lifestyle and dietary shifts towards protein enrichment.

•
The industrial segment is being reshaped by the global energy transition, specifically the growth of Lithium Iron Phosphate (LFP) batteries, which is accelerating demand of purified phosphoric acid. This trend is most pronounced in China, which remains the global epicenter for LFP cathode production.

•
White phosphoric acid (WPA): Sales increased year-over-year, driven mainly by higher volumes and prices, particularly in Asia. Sales of food grade white phosphoric acid (WPA FG) slightly decreased year-over-year, due to a shift in Chinese volumes toward products used in batteries.

•	Sales of battery materials in China increased year-over-year, driven by higher volumes and prices and as the Company expanded its business in response to increased industry demand.

As part of the Company’s strategic portfolio optimization efforts, ICL has shifted its approach to LFP battery materials. While the Company will continue supplying raw materials to battery customers, it will not move further downstream into cathode active materials. Accordingly, it discontinued its previously announced projects in St. Louis and Spain, following a review of shifting market dynamics and recent changes in government policies.

•	Industrial salts: Sales increased slightly year-over-year, driven by higher prices in Europe.

•	Food specialties: Sales slightly increased versus the previous year and reflected growing volumes in North America and Asia, as part of the Company’s regional expansion strategy.

In January 2026, the Company acquired 49.9% of Bartek Ingredients' shares, a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets worldwide. These functional food ingredients are used by food and beverage companies to enhance flavour profiles, extend shelf life, and improve overall product quality.

10 ICL Group Limited Q4 2025 Results

Additional segment information

Global Phosphate Commodities market - average prices per tonne:

		10-12/2025	10-12/2024	VS Q4 2024	7-9/2025	VS Q3 2025
DAP	CFR India Bulk Spot	721	637	13%	807	(11)%
TSP	CFR Brazil Bulk Spot	558	500	12%	603	(7)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	287	270	6%	303	(5)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	394	139	183%	271	45%

Source: CRU (Fertilizer Week Historical Prices, December 2025).

Results analysis for the period October – December 2025

	Sales	Expenses	Operating income
	$ millions
Q4 2024 figures	507	(426)	81
Quantity	(21)	16	(5)
Price	23	-	23
Exchange rates	9	(13)	(4)
Raw materials	-	(36)	(36)
Energy	-	1	1
Transportation	-	(1)	(1)
Operating and other expenses	-	17	17
Q4 2025 figures	518	(442)	76

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of phosphate fertilizers, partially offset by higher sales volumes of white phosphoric acid (WPA), phosphate-based food additives, and of MAP used as a raw material for energy storage solutions.

-
Price – The positive impact on operating income was primarily due to higher selling prices of phosphate fertilizers and salts, partially offset by lower selling prices of phosphate-based food additives.

-
Exchange rates - The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the euro, Chinese yuan and the Israeli shekel against the US dollar, partially offset by higher sales driven primarily by stronger euro and yuan.

-	Raw materials – The negative impact on operating income was primarily due to higher sulphur costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational expenses.

11 ICL Group Limited Q4 2025 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration into potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Segment Sales	467	439	2,063	1,950
Sales to external customers	465	435	2,048	1,932
Sales to internal customers	2	4	15	18
Segment Operating Income	41	31	135	128
Depreciation and amortization	19	20	78	74
Segment EBITDA	60	51	213	202
Capital expenditures	41	44	95	98

Significant highlights for the fourth quarter

Regional highlights:

•	Brazil: Sales increased year-over-year, mainly due to higher prices and exchange rate fluctuations, resulting in strong gross profit.

•
Europe: Sales increased year-over-year, as higher selling prices and exchange rate fluctuations offset lower sales volumes. Improved pricing and products mix partially offset higher raw materials costs and drove higher gross profit.

•	North America: Sales decreased year-over-year due to lower volumes, while improved pricing and product mix supported higher gross profit.

•	Asia: Sales increased year-over-year mainly due to higher volumes, while elevated raw material costs pressured gross profit.

Product highlights:

•
Specialty Agriculture (SA): Sales increased year-over-year, due to higher prices mainly for CRF, micronutrients and biostimulants in Brazil, as well as favorable exchange rate fluctuations for the Brazilian real and euro. This was partially offset by lower sales volumes, mainly in Brazil and Europe.

•	Turf and Ornamental (T&O): Sales increased year-over-year, driven by higher sales volumes mainly CRF in Europe, as well as favorable exchange rate fluctuations of the euro.

•	FertilizerpluS: Sales increased year-over-year, due to higher prices, mainly PK plus and potash pluS in Europe, together with favorable euro exchange rate movements.

12 ICL Group Limited Q4 2025 Results

Results analysis for the period October – December 2025

	Sales	Expenses	Operating income
	$ millions
Q4 2024 figures	439	(408)	31
Quantity	(9)	9	-
Price	10	-	10
Exchange rates	27	(25)	2
Raw materials	-	(14)	(14)
Energy	-	3	3
Transportation	-	1	1
Operating and other expenses	-	8	8
Q4 2025 figures	467	(426)	41

-	Quantity – The impact on operating income was neutral, mainly as lower sales volumes of FertilizerpluS products offset higher sales volumes of turf and ornamental products.

-
Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products. This impact was partially offset by lower prices of turf and ornamental products.

-
Exchange rates – The favorable impact on operating income was mainly due to higher sales resulting from the appreciation of the Brazilian real and euro against the US dollar, which outweighed their negative impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of sulphur, commodity fertilizers, and nitrogen.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

13 ICL Group Limited Q4 2025 Results

Financing expenses, net

Net financing expenses in the fourth quarter of 2025 totaled $45 million, compared to $33 million in the corresponding quarter last year, reflecting an increase of $12 million.

Tax expenses

In the fourth quarter of 2025, the Company’s reported tax expenses amounted to $2 million, compared to $33 million in the corresponding quarter of last year, reflecting an effective tax rate of 3% and 29%, respectively. Adjusted tax expenses totaled $47 million, compared to $42 million in the corresponding period of last year, reflecting an effective tax rate of 26% and 27%, respectively.

Liquidity and Capital Resources

As of December 31, 2025, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $496 million compared to $442 million as of December 31, 2024. In addition, the Company maintained about $1.1 billion of unused credit facilities, as of December 31, 2025.

Outstanding net debt

As of December 31, 2025, ICL’s net financial liabilities amounted to $2,260 million, an increase of $409 million compared to December 31, 2024. In addition, as of December 31, 2025, the fair value balance of currency and interest rate swap transactions (CCS) economically reduces our finance liabilities by approximately $51 million.

Debentures

In December 2025, the Company repaid NIS 33 million (approximately $10 million) of Series G debentures, as scheduled.

Subsequent to date of the report, in January 2026, the Company repaid a $46 million private placement bond, as scheduled.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

As of December 31, 2025, the Company had utilized about $497 million of its $1,550 million credit facility framework.

Securitization

In December 2025, the Company signed a new securitization agreement with four international banks for a committed amount of $350 million and an additional uncommitted $100 million, maturing in December 2030. This agreement replaces the prior securitization facility, which recently matured, and includes slightly improved terms compared to the previous agreement. As of December 31, 2025, ICL had utilized approximately $325 million of the facility.

14 ICL Group Limited Q4 2025 Results

Ratings and financial covenants

Fitch Ratings

In May 2025, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2025, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-' with a stable rating outlook. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of December 31, 2025, the Company was in compliance with all of the financial covenants stipulated in its financing agreements.

Dividend Distribution

In connection with ICL’s fourth quarter 2025 results, the Board of Directors declared a dividend of 4.65 cents per share, or approximately $60 million. The dividend will be paid on March 25, 2026. The record date is March 10, 2026.

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash, and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

15 ICL Group Limited Q4 2025 Results

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for consolidated adjusted EBITDA and for its Potash business the company provides sales volumes guidance. The Company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the company’s performance and compare its financial results between periods.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

16 ICL Group Limited Q4 2025 Results

Adjustments to Reported Operating and Net income (non-GAAP)

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Operating income (loss)	(16)	147	580	775
Charges related to the security situation in Israel (1)	18	17	54	57
Impairment and write-off of assets and provision for site closure (2)	122	20	131	35
Provision for early retirement (3)	19	4	28	4
Legal proceedings (4)	80	2	80	2
Total adjustments to operating income	239	43	293	98
Adjusted operating income	223	190	873	873
Net income (loss) attributable to the shareholders of the Company	(73)	70	226	407
Total adjustments to operating income	239	43	293	98
Total tax adjustments (5)	(45)	(9)	(54)	(21)
Total adjusted net income - shareholders of the Company	121	104	465	484

(1)	For 2025 and 2024, reflects charges relating to the security situation in Israel.

(2)
For 2025, reflects mainly asset write-offs resulting from the closure of LFP projects, impairment of assets in the Company’s UK operation, and a small R&D activity in Israel, following the implementation of the Company’s strategy, including efficiency and cost-reduction programs. It also includes asset write-offs related to a fire at Ashdod Port and two portfolio companies due to failed business continuity and funding. For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey.

(3)	For 2025 and 2024, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)
For 2025, reflects a provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area. For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project.

(5)	For 2025 and 2024, reflects the tax impact of adjustments made to operating income.

17 ICL Group Limited Q4 2025 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Net income (loss)	(63)	81	280	464
Financing expenses, net	45	33	139	140
Taxes on income	2	33	161	172
Less: Share in earnings of equity-accounted investees	-	-	-	(1)
Operating income (loss)	(16)	147	580	775
Depreciation and amortization	157	157	615	596
Adjustments (1)	239	43	293	98
Total adjusted EBITDA	380	347	1,488	1,469

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	10-12/2025	10-12/2024	1-12/2025	1-12/2024
	$ millions	$ millions	$ millions	$ millions
Net income (loss) attributable to the Company's shareholders	(73)	70	226	407
Adjustments (1)	239	43	293	98
Total tax adjustments	(45)	(9)	(54)	(21)
Adjusted net income - shareholders of the Company	121	104	465	484
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,669	1,290,330	1,291,395	1,290,039
Diluted adjusted earnings per share (in dollars) (2)	0.09	0.08	0.36	0.38

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated by dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

18 ICL Group Limited Q4 2025 Results

Consolidated Results Analysis

Results analysis for the period October – December 2025

	Sales	Expenses	Operating income
	$ millions
Q4 2024 figures	1,601	(1,454)	147
Total adjustments Q4 2024*	-	43	43
Adjusted Q4 2024 figures	1,601	(1,411)	190
Quantity	(49)	36	(13)
Price	98	-	98
Exchange rates	51	(72)	(21)
Raw materials	-	(39)	(39)
Energy	-	(3)	(3)
Transportation	-	3	3
Operating and other expenses	-	8	8
Adjusted Q4 2025 figures	1,701	(1,478)	223
Total adjustments Q4 2025*	-	(239)	(239)
Q4 2025 figures	1,701	(1,717)	(16)

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was due to lower sales volumes of potash, magnesium, phosphate fertilizers and FertilizerpluS products. This was partially offset by higher sales volumes of white phosphoric acid (WPA) and food specialties.

-
Price – The positive impact on operating income was primarily related to an increase of $63 in the potash price (CIF) per tonne, as well as higher selling prices for bromine-based industrial solutions, bromine-based flame retardants, phosphate fertilizers, specialty agriculture products and FertilizerpluS products. This was partially offset by lower selling prices for food specialties.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the euro, the Israeli shekel and the Brazilian real against the US dollar, which outweighed the positive impact on sales from the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur, commodity fertilizers and nitrogen. This was partially offset by lower costs of ammonia.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

19 ICL Group Limited Q4 2025 Results

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. The security situation over the past two years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees who are called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

20 ICL Group Limited Q4 2025 Results

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. Forward‑looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030 ; volatility of supply and demand and the impact of competition; the difference between actual reserves and the Company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the Company's seaport shipping facilities or regulatory restrictions affecting the Company's ability to export products overseas; general market, political or economic conditions in the countries in which the Company operates, including tariffs and trade policies; price increases or shortages with respect to the Company's principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the Company plants; labor disputes, slowdowns and strikes involving the Company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the Company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the Company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the Company, or the Company service providers', information technology systems or breaches of the company, or the Company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the Company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the Company's businesses; changes in demand for the Company's fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the Company control; the Company ability to secure approvals and permits from the authorities in Israel to continue the Company's phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the Company's workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the Company supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; the Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the US Securities and Exchange Commission (the “SEC”) on March 13, 2025 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This announcement for the fourth quarter of 2025 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first, second and third quarters of 2025 published by the Company (the “prior quarterly reports”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

21 ICL Group Limited Q4 2025 Results

Appendix:

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	December 31, 2025	December 31, 2024
	$ millions	$ millions
Current assets
Cash and cash equivalents	291	327
Short-term investments and deposits	205	115
Trade receivables	1,365	1,260
Inventories	1,934	1,626
Prepaid expenses and other receivables	369	258
Total current assets	4,164	3,586

Non-current assets
Deferred tax assets	180	143
Property, plant and equipment	6,785	6,462
Intangible assets	955	869
Other non-current assets	329	261
Total non-current assets	8,249	7,735

Total assets	12,413	11,321

Current liabilities
Short-term debt	876	384
Trade payables	1,157	1,002
Provisions	58	63
Other payables	1,040	867
Total current liabilities	3,131	2,316

Non-current liabilities
Long-term debt and debentures	1,880	1,909
Deferred tax liabilities	502	481
Long-term employee liabilities	390	331
Long-term provisions and accruals	231	242
Other	36	55
Total non-current liabilities	3,039	3,018

Total liabilities	6,170	5,334

Equity
Total shareholders’ equity	5,983	5,724
Non-controlling interests	260	263
Total equity	6,243	5,987

Total liabilities and equity	12,413	11,321

22 ICL Group Limited Q4 2025 Results

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended December 31		For the year ended December 31
	2025	2024	2025	2024
	$ millions	$ millions	$ millions	$ millions
Sales	1,701	1,601	7,153	6,841
Cost of sales	1,233	1,066	4,967	4,585

Gross profit	468	535	2,186	2,256

Selling, transport and marketing expenses	286	281	1,114	1,114
General and administrative expenses	73	68	299	259
Research and development expenses	17	19	70	69
Other expenses	131	33	161	60
Other income	(23)	(13)	(38)	(21)

Operating income (loss)	(16)	147	580	775

Finance expenses	93	71	298	181
Finance income	(48)	(38)	(159)	(41)
Finance expenses, net	45	33	139	140

Share in earnings of equity-accounted investees	-	-	-	1

Income (loss) before taxes on income	(61)	114	441	636

Taxes on income	2	33	161	172

Net income (loss)	(63)	81	280	464

Net income attributable to non-controlling interests	10	11	54	57

Net income (loss) attributable to shareholders of the Company	(73)	70	226	407

Earnings per share attributable to shareholders of the Company:

Basic earnings per share (in dollars)	(0.06)	0.06	0.18	0.32

Diluted earnings per share (in dollars)	(0.06)	0.06	0.18	0.32

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,669	1,290,260	1,290,580	1,289,968

Diluted (in thousands)	1,290,669	1,290,330	1,291,395	1,290,039

23 ICL Group Limited Q4 2025 Results

 Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	(63)	81	280	464
Adjustments for:
Depreciation and amortization	157	157	615	596
Fixed assets impairment	111	7	111	14
Exchange rate, interest and derivative, net	27	47	59	152
Tax expenses	2	33	161	172
Change in provisions	31	3	26	(50)
Other	4	7	18	13
	332	254	990	897

Change in inventories	(145)	(102)	(210)	(7)
Change in trade receivables	45	68	(11)	26
Change in trade payables	110	87	100	104
Change in other receivables	1	66	(22)	39
Change in other payables	71	39	80	43
Net change in operating assets and liabilities	82	158	(63)	205

Income taxes paid, net of refund	(37)	(41)	(151)	(98)

Net cash provided by operating activities	314	452	1,056	1,468

Cash flows from investing activities
Proceeds (payments) from deposits, net	(82)	(5)	(86)	56
Purchases of property, plant and equipment and intangible assets	(252)	(267)	(824)	(713)
Proceeds (payments) from divestiture of assets and businesses, net of transaction expenses	(3)	-	1	19
Proceeds (payments) from settlement of derivatives, net	1	-	(9)	-
Interest received	3	3	15	17
Business combinations	-	(2)	(12)	(74)
Other	-	1	-	1
Net cash used in investing activities	(333)	(270)	(915)	(694)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(62)	(68)	(224)	(251)
Receipts of long-term debt	152	278	1,666	889
Repayments of long-term debt	(183)	(383)	(1,599)	(1,302)
Receipts (repayments) of short-term debt, net	92	(8)	146	(1)
Interest paid	(43)	(43)	(117)	(122)
Payments from transactions in derivatives	(1)	(3)	(3)	(2)
Dividend paid to the non-controlling interests	-	-	(64)	(57)
Net cash used in financing activities	(45)	(227)	(195)	(846)

Net change in cash and cash equivalents	(64)	(45)	(54)	(72)
Cash and cash equivalents as of the beginning of the period	356	393	327	420
Net effect of currency translation on cash and cash equivalents	(1)	(21)	18	(21)
Cash and cash equivalents as of the end of the period	291	327	291	327

24 ICL Group Limited Q4 2025 Results

Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2025

Sales to external parties	294	427	471	465	44	-	1,701
Inter-segment sales	2	46	47	2	1	(98)	-
Total sales	296	473	518	467	45	(98)	1,701

Cost of sales	195	310	360	333	46	(11)	1,233
Segment operating income (loss)	52	86	76	41	(8)	(24)	223
Other expenses not allocated to the segments							(239)
Operating income (loss)							(16)

Financing expenses, net							(45)

Income (loss) before income taxes							(61)

Depreciation, amortization and impairment	16	64	45	19	5	119	268
Capital expenditures	28	124	94	41	6	17	310

25 ICL Group Limited Q4 2025 Results

Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2024

Sales to external parties	275	373	475	435	43	-	1,601
Inter-segment sales	5	49	32	4	-	(90)	-
Total sales	280	422	507	439	43	(90)	1,601

Cost of sales	177	260	344	313	44	(72)	1,066
Segment operating income (loss)	55	69	81	31	(8)	(38)	190
Other expenses not allocated to the segments							(43)
Operating income							147

Financing expenses, net							(33)

Income before income taxes							114

Depreciation, amortization and impairment	15	61	51	20	4	13	164
Capital expenditures	38	116	147	44	3	12	360
Capital expenditures as part of business combination	-	-	-	4	-	-	4

26 ICL Group Limited Q4 2025 Results

Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2025		10-12/2024
$ millions	% of sales	$ millions	% of sales
China	337	20	274	17
Brazil	315	19	276	17
USA	281	17	280	17
Israel	82	5	69	4
India	80	5	64	4
Spain	77	5	73	5
United Kingdom	70	4	58	4
Germany	61	4	65	4
France	57	3	48	3
Austria	35	2	32	2
All other	306	16	362	23
Total	1,701	100	1,601	100

27 ICL Group Limited Q4 2025 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 18, 2026